China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown, Xinghe County
Inner Mongolia, China

July 29, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Lyn Shenk, Branch Chief

Re:	China Carbon Graphite Group, Inc. File No. 333-114565 Form 10-K for the fiscal year ended December 31, 2008

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated July 17, 2009 with respect to the Form 10-K for the year ended December 31, 2008 filed by China Carbon Graphite Group.

Form 10-K: For the fiscal year ended December 31, 2008

Management’s Discussion and Analysis, page 13

Liquidity and Capital Resources, page 20

1.
Please provide a discussion and analysis in your annual and interim period filings of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. Please note that references to line items (or changes therein) in the statements of cash flows and results of operations prepared on the accrual basis of accounting do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:  In future filings, the Company will include additional disclosure under “Liquidity and Capital Resources” to explain in greater detail the underlying factors resulting in changes in operating cash flows.  The following is an example of the type of additional disclosure that would be included, using the financial statements for the year ended December 31, 2008, as a reference.

“Our improvement in operating cash flow from $2.9 million in 2007 to $5.4 million in 2008 reflects a number of factors, principally an increase in sales of $2.0 million, combined with a reduction in accounts receivable of $0.6 million.  In addition, we increased our accounts payable by approximately $0.8 million.  However, as discussed above under “Overview,” during 2008, particularly during the later part of the year, we were affected by the global economic downturn, which resulted in a net loss for the fourth quarter of 2008.  Most of our operating cash flow was generated during the first three quarters of the year.   The decline in sales in the later part of 2008 was a contributing factor to an increase in inventories of $1.3 million and an increase in advances to suppliers of $0.4 million.  The government of China has announced a program to aid certain industries, which we anticipate would benefit our customers.  To the extent that our customers can benefit from this program, we, as a supplier, would also benefit.”

Securities and Exchange Commission
July 29, 2009

Report of Independent Public Accounting Firm, page F-2 and F3

2.
We note that your operations are in the PRC but your audit reports were signed (current and prior year) by two audit firms, one based in California and the other based in New York. In this regard, please describe for us how these U.S. auditors perform the audit of the PRC operations. In your response, please tell us whether another foreign audit firm assisted in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work was performed by the other firm.

Response:  Our independent registered independent accounting firms were Bernstein & Pinchuk LLP for 2007 and Yu & Associates CPA Corp, which changed its name to AGCA Inc, for 2008.  Both firms have employees in China who perform the audit work, under the supervision of partners in the United States who travel to China.  Neither firm engaged any other audit firm in to perform any audit function.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Condensed Consolidated Statements of Cash Flows, page 6

3.	Please explain to us why “construction in progress” is a source of cash for investing activities of $1,178,041 for 2009.

Response:  The amount in “Construction in progress” reflects the Company’s costs incurred in connection with the construction of buildings or additions to the Company’s plant facilities.  At December 31, 2008, this amount was $2,029,777.  During the first quarter 2009, the Company incurred additional $300,132 in connection with the construction in progress and completed part of the project. As a result of the completion of a portion of the project, the completed project was transferred to “Property, plant and equipment.”  Therefore, the cost of completed portion of the project, which was $1,178,041, was transferred to Property, plant and equipment. The cash expenditure in the first quarter of 2009 for investing activities was $300,132, as presented in the statements of cash flow.

Notes to the Condensed Consolidated Financial Statements, page 7

Note 2: Basis of Preparation of Financial Statements, page 7

4.
Please explain to us and disclose why Talent has not made the required payment in regard to its investment in Yongle nor applied for an extension of time to make the payment, and to whom the payments are to be made. In connection with this, clarify for us and in your disclosure the statement in note 15 “If the Company is unable to make the payment, the Company will seek to obtain a reduction in the stated capital,” in particular, the entity whose capital would be reduced and the relationship of doing such to your required payment. If a reduction in capital is sought, tell us and disclose how this will be accomplished. Also, since the required payments in regard to the investment in Yongle appear to coincide with the amount of the investment when the license was issued explain to us and in your disclosure how a subsequent reduction in capital would reduce your required payments, as indicated on page 28 of MD&A. Further, tell us and disclose the basis for your belief stated on page 8 that the investment can be fully paid up on time and the statement on page 28 that you expect to make these payments.

Securities and Exchange Commission
July 29, 2009

Response:  Under Chinese law, at the time that a corporation is organized, it must declare its registered capital.  When Talent organized Yongle as a wholly foreign owned enterprise, it expected that it would receive at least $4 million in a financing and it set the registered capital at $4 million.  Talent was not able to raise any significant financing and thus did not have the funds to make either the initial 20% payment or the final 80% payment.  The initial 20% payment is due three months after the business license is issued and the remaining 80% payment is due two years from the issuance of the business license.  Yongle’s business license was renewed and extended until December 31, 2009, which means that Talent has until December 31, 2009 to make the required payments of registered capital. In May 2009, the board of directors of Yongle has voted to reduce the registered capital to $100,000 and Yongle applied for a change in registered capital.  The Company sent to the applicable government agencies the request to reduce the registered capital, and the government agencies permitted the reduction.  Once the Company makes the $100,000 payment to Yongle, the Company will, in accordance with the regulatory requirements, submit to the government the report of an accounting firm certifying the verification of the $100,000 capital payment, and the business license will remain in effect for its term, which is 30 years.  The Company expects to make this payment by the end of August 2009.

5.
Please tell us whether you have recorded a liability of $4 million for the total required payments in regard to the license associated with the investment in Yongle and where the obligations and relatedexpense are reported in your financial statements. It appears to us that the total of the required payments is an obligation incurred when the license was issued that is payable over time. In connection with this, it appears that these required payments should be included in the contractual table obligations as known contractual obligations. Please advise.

Response:  Because the money is owed by Talent to Yongle and the financial statements of Talent and Yongle are consolidated, the liability of Talent to Yongle on Talent’s books is offset by the receivable from Talent on Yongle’s books, and they are eliminated in consolidation.  Since the failure to make payment could result in the loss of Yongle’s business license, the obligation to pay the registered capital is disclosed in the “Contingencies and commitments” footnote.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact us.

Very truly yours,

/s/ Ting Chen
Ting Chen, Chief Financial Officer

cc:  Asher S. Levitsky PC